UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(X) Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2005.

or

( ) Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 1-3492

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Halliburton Retirement and Savings Plan
10200 Bellaire Blvd.
Building 91, Room 2NE18B
Houston, TX 77072

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010

Telephone Number - (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Halliburton Retirement and Savings Plan:

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits -- December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Plan Benefits -- Year ended December 31, 2005

Notes to Financial Statements - December 31, 2005 and 2004

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -- December 31, 2005

Signature

Exhibit

Consent of Harper & Pearson Company, P.C. (Exhibit 23.1)

HALLIBURTON RETIREMENT AND SAVINGS PLAN

Table of Contents

Financial Statements	Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2005	3

Notes to Financial Statements
December 31, 2005 and 2004	4-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005	14

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of
Halliburton Retirement and Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Retirement and Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the year ended December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Harper & Pearson Company, P.C.

Houston, Texas
May 5, 2006

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value:
Cash and cash equivalents	$150,788	$-
Plan interest in Master Trust	3,166,315,912	2,902,560,089
Participant loans	54,646,474	52,723,939
Total investments	3,221,113,174	2,955,284,028
Receivables:
Company contributions receivable, net of forfeitures	44,555,990	42,432,643
Plan participants’ contributions	-	3,528,063
Plan participants’ loan repayments	-	473,217
Total receivables	44,555,990	46,433,923

Total assets	3,265,669,164	3,001,717,951

Liabilities
Payable for investments purchased	-	5,012,617
Total liabilities	-	5,012,617

Net assets available for plan benefits	$3,265,669,164	$2,996,705,334

See accompanying notes to financial statements.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2005

Additions:
Investment income, net:
Plan interest in Master Trust investment gain	$297,673,010
Interest on loans to participants	2,998,562
Total investment income	300,671,572
Contributions:
Company, net of forfeitures	85,066,524
Plan participants	88,345,139
Rollovers	3,424,159
Total contributions	176,835,822

TOTAL ADDITIONS	477,507,394

Deductions:
Benefits paid to participants	208,543,564
TOTAL DEDUCTIONS	208,543,564

NET INCREASE	268,963,830

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	2,996,705,334

End of year	$3,265,669,164

See accompanying notes to financial statements.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(1) Description of the Plan

The Halliburton Retirement and Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of certain qualified employees of Halliburton Company and certain subsidiaries (the “Company”). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

(a) Eligibility

All employees of the Company are eligible for immediate participation in the Plan upon their date of hire unless they are among the ineligible populations as defined in the plan document. Generally, employees are ineligible to participate in the Plan if they are: (1) covered by a collective bargaining agreement, unless the Company has specifically extended participation to the employee group; (2) nonresident aliens with no earned income from the Company from sources within the United States; (3) covered by any other funded plan of deferred compensation of any foreign subsidiary of the Company with respect to employment in the United States; (4) leased employees or independent contractors; or (5) eligible (except for meeting age and service requirements) to participate in any other plan of the Company that is intended to meet the requirements of section 401(a) of IRC other than the Halliburton Retirement Plan (a defined benefit plan).

(b) Contributions

Participants may elect to contribute up to 50% of their eligible earnings, not to exceed the Internal Revenue Service (“IRS”) compensation limit ($210,000 for 2005), to the tax deferred savings feature of the Plan through periodic payroll deductions. The total amount of participant tax deferred savings contributions was limited to $14,000 for 2005.

The Plan participants who elect to make the tax deferred contribution will receive Company matching contributions equal to 100% of the first 4% of a participant’s eligible compensation during the applicable pay period. The Company also provides an annual non-elective contribution of 4% of eligible compensation on behalf of each eligible employee, regardless of individual participation in the Plan. This is in addition to the Company match that participating employees will receive. Eligible employees are not required to make any contributions to the Plan in order to receive the non-elective contribution. To be eligible to receive an allocation of the non-elective contribution, an employee must be employed by the Company or one of its controlled group members as of December 31 or be on an approved leave of absence as of such date. Eligible employees will also receive an allocation of the non-elective contribution if they terminate their employment with the Company or one of its controlled group members during the plan year due to retirement, death or disability. The non-elective contribution for the 2005 plan year was funded by the Company during March 2006 in the amount of $44,555,990.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($4,000 per participant in 2005).

Employees are permitted to rollover balances held in other qualified plans or individual retirement accounts (“IRAs”) into the Plan, as specified in the plan document.

(c) Plan Accounts

The Company has entered into a master trust agreement known as the Halliburton Company Employee Benefit Master Trust (the “Master Trust”). The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by the Company or its affiliates. The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

(d) Investment Elections and Transfers

Contributions and participant account balances may be directed to one of twelve funds or a combination of funds. The assets of the funds are held in the Master Trust (see note 3). Participants may direct up to a maximum of 15% of their contributions to the Halliburton Stock Fund (“HSF”).

The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant’s account balance. The Plan imposes a fifteen calendar-day waiting period on transfers involving the Non-U.S. Equity Fund. The waiting period has been extended to twenty calendar-days effective January 1, 2006 (see note 7).

(e) Administration

The Halliburton Company Benefits Committee (the “Committee”) controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street”) is the Plan’s trustee and Hewitt Associates LLC is the record keeper.

(f) Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance in all Company sponsored plans in the prior twelve months) or 50% of their vested account balance. A participant may not have more than one loan outstanding at any time. Loans bear interest at the current prime rate plus 1% as published in the Wall Street Journal as of the first day of each month. Loans must be repaid within five years (ten years for primary residence loan) through payroll deductions and are collateralized by the participant’s account balance. If a participant fails to comply with the repayment terms of the loan, the Committee or its designee may deem such defaulted loans as a distribution when the loans are considered uncollectible from the participant.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(g) Vesting

Participants are immediately 100% vested in their tax deferred contributions, Company matching contributions, rollover contributions, and the related earnings. Participants become fully vested in the non-elective contributions upon (1) completion of three years of service, (2) reaching the Normal Retirement Date while employed by the Company, or (3) termination of employment with the Company due to death or disability. Participants who terminate prior to becoming fully vested forfeit their nonvested balances in accordance to the terms of the Plan.

Forfeitures are used to reduce future Company contributions. The forfeiture amounts that were used to reduce Company contributions totaled $1,119,613 for the year ended December 31, 2005. Forfeitures available to reduce future company contributions were $56,025 and $10,455 as of December 31, 2005 and 2004, respectively.

(h) Distributions

Each participant or their designated beneficiary may elect to receive a distribution upon retirement, termination, disability, or death. Direct rollovers to an IRA or other eligible retirement plans are permitted. All termination distributions are generally made in lump-sum amounts or pursuant to a commercial annuity contract. Periodic installments, lump-sum distributions and commercial annuity contracts are also available to participants who retire or become disabled, at the participant’s election. Distributions upon the death of a participant are generally made in the form of a lump-sum payment or periodic installments, as elected by the designated beneficiary. Certain joint and survivor annuities are available upon election to participants who had a balance under the Plan prior to June 1998, as provided under the terms of the Plan. Distributions from the HSF may be made in the form of shares of stock or cash.

While employed, a participant may make in-service withdrawals from his or her after-tax account or rollover account as defined in the plan document. In-service withdrawals from all accounts under the Plan are also permitted upon attainment of age 59-1/2. Further, in-service withdrawals from a participant’s tax-deferred savings account can be made in the event of a proven financial hardship, subject to limitations under the Plan. Certain additional in-service withdrawals are permitted for account balances transferred from acquired company plans as defined in the plan document.

(i) Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(j) Halliburton Stock Fund

Effective July 1, 2002, the HSF was converted into an Employee Stock Ownership Plan (“ESOP”). The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of ERISA.

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company common stock held by the ESOP are to be paid by the Company directly to the Trustee. The participants may elect to receive the dividends in cash or reinvest it for more units of the HSF. Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full. During 2005 and 2004, there were no loans related to stock purchases.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have been given by a participant. The Trustee is required, however, to vote all shares which have not been voted by Plan participants or beneficiaries.

(k) Plan Termination

The Board of Directors or the Chief Executive Officer of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(2) Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

(b) Valuation of Investments

The Plan invests in cash and cash equivalents and participant loans, which are held by the Trustee outside of the Master Trust. Cash and cash equivalents are in a short term investment fund, which is valued at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Cash equivalents, derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their quoted market value. Common/collective trust funds are stated at the fair market value of the underlying securities.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

The Master Trust’s investment in pooled equity managers (the Pooled Fund) represents the unitized values of certain equity managers’ accounts on a combined basis. Each manager’s account is valued daily. A unit price is calculated for each manager by dividing the total value of the manager’s account by the total number of units in existence for that manager. Net income and realized/unrealized investment gains and losses by each manager are passed through to the investment options through the managers’ unit price.

The Fixed Income Fund within the Master Trust holds bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank. The weighted average crediting interest rates for these contracts were 5.40% and 4.89% as of December 31, 2005 and 2004, respectively, and the weighted average return was 5.14% for the year ended December 31, 2005. In addition, the Fixed Income Fund holds a common/collective trust fund, which also invests in investment contracts and asset-backed investment contracts. The return for the common/collective trust fund was 4.24% for the year ended December 31, 2005.

These investment funds are exposed to various risks, such as interest rate, market and credit. Due to these risks, the amounts reported in the statements of net assets available for plan benefits could be materially affected in the near term.

The Plan’s proportionate interest in the investments of the Master Trust is shown in the statements of net assets available for plan benefits as Plan’s interest in the Master Trust net assets (see note 3).

(c) Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents and participant loans held outside of the Master Trust when earned. Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are also recorded on the trade-date basis. Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as net Plan interest in Master Trust investment gain on the statement of changes in net assets available for plan benefits.

In addition, investment income of the Master Trust includes interest, dividends, and other income. Interest income of the Master Trust investments is recorded when earned. Dividends on the Master Trust investments are recorded on the ex-dividend date.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(d) Administrative Expenses

The Master Trust pays substantially all plan expenses on behalf of the Plan. Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees are paid from Master Trust assets and are charged to the plans participating in the Master Trust. Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans. Expenses specifically related to an individual plan are charged to the assets of the Plan which incurred the charges. These expenses are shown as a component of Plan interest in Master Trust investment gain.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into twelve funds in which the defined contribution plans may participate. The combination of the plans’ assets is only for investment purposes and the plans continue to be operated under their current plan documents, as amended.

The Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and certain administrative expenses) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets.

The following is a summary of net assets as of December 31, 2005 and 2004 and total investment income for the year ended December 31, 2005 and net appreciation (depreciation) by investment type for the year ended December 31, 2005 of the Master Trust (dollar amounts in thousands). The Plan’s interest in the Master Trust’s net assets for the applicable periods (dollar amounts in thousands) are also presented.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

Net Assets	2005	2004
	(in 000’s)	(in 000’s)
Assets:
Investments -
Cash and equivalents	$352,803	$458,525
Collateral received for securities loaned	532,223	852,554
Asset-backed investment contracts	(22,852)	(69,632)
U.S. bonds and notes	1,842,616	1,117,725
Non-U.S. bonds and notes	135,349	134,345
Halliburton stock	378,906	269,080
Other U.S. stock	1,031,147	1,068,028
Non-U.S. stock	490,670	421,315
Common/collective trust funds	644,634	615,634
Mutual funds	228,965	218,990
Securities loaned -
U.S. bonds and notes	362,492	713,032
Other U.S. stock	127,777	102,130
Non-U.S. stock	31,518	20,849
Total investments	6,136,248	5,922,575
Receivables -
Receivables for investment sold	133,665	73,853
Dividends	2,036	1,998
Interest	17,740	17,653
Other	180	512
Total receivables	153,621	94,016
Total assets	6,289,869	6,016,591
Liabilities:
Payables for investments purchased	523,408	271,752
Obligation for collateral received for securities loaned	532,223	852,554
Other payables	8,358	4,284
Total liabilities	1,063,989	1,128,590
Net Assets	$5,225,880	$4,888,001
Plan’s interest in Master Trust net assets	$3,166,316	$2,902,560
Plan’s percentage interest in Master Trust net assets	60.59%	59.38%

Year ended
December 31,
Total Investment Income	2005
(in 000’s)
Net investment appreciation	$311,606
Investment income	161,566
Expenses	(17,919)
Total investment income	$455,253

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

Year ended
December 31,
Net Appreciation (Depreciation) by Investment Type	2005
(in 000’s)
Cash and equivalents	$1,491
U.S. bonds and notes	(6,440)
Non-U.S. bonds and notes	(1,051)
Halliburton stock	150,793
U.S. stock	47,387
Non-U.S. stock	84,671
Common/collective trust funds	31,914
Mutual funds	1,103
Other investments	1,738
Total appreciation	$311,606

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust’s management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the net appreciation of the Master Trust.

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street. The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral. The fair market value of the securities loaned as of December 31, 2005 and 2004 was $521,786,769 and $836,010,385, respectively. The cash and non-cash collateral received for securities loaned as of December 31, 2005 and 2004 was $532,223,051 and $852,554,443, respectively. As of December 31, 2005 and 2004, none of the collateral received for securities loaned has been sold or repledged.

(4) Investments

The following table represents the fair value of individual investment funds held under the Master Trust that exceed 5% of the Plan’s net assets as of December 31, 2005 and 2004:

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

	2005	2004
Participation in Master Trust, at fair value:
Fixed Income Fund	$1,057,266,812	$1,006,282,905
Equity Investment Fund	197,116,164	185,161,845
General Investment Fund	722,605,907	717,737,226
S&P 500 Index Fund	180,855,967	207,047,656
Halliburton Company Stock Fund	296,438,870	212,648,239
Large Cap Value Fund	202,264,993	175,420,957

(5) Tax Status

The IRS informed the Company by a letter dated March 4, 2004, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The Plan has been amended and restated since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2005 and 2004.

(6) Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and or managed by the Trustee and asset managers. Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF. These entities are considered parties-in-interest to the Plan. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(7) Subsequent Events

Effective January 1, 2006, the Master Trust added a new investment for Plan participants called the Conservative Premixed Portfolio, and renamed three of its investment funds to (1) Stable Value Premixed Portfolio from Fixed Income Fund, (2) Moderate Premixed Portfolio from General Investment Fund and (3) Aggressive Premixed Portfolio from Equity Investment Fund.

Also effective January 1, 2006, the Plan imposed a twenty calendar-day waiting period on transfers involving all funds except the Stable Value Premixed Portfolio. This policy applies to the frequency and timing of transferring amounts among funds. When a participant completes a transfer or a fund reallocation out of a fund, the participant is restricted from transferring money into the same fund for a period of twenty calendar days. However, amounts can still be transferred out of the fund. This rule works differently for the Stable Value Premixed Portfolio. If amounts are transferred or funds are reallocated into the Stable Value Premixed Portfolio, the number of units that amount represented on the day of the transaction is restricted and cannot be transferred out of the fund for twenty calendar days.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

An automatic enrollment feature was added to the Plan on January 1, 2006 for the new eligible employees. Eligible employees who are hired on or after January 1, 2006 will be automatically enrolled in the Plan at the contribution rate of 4% of their eligible compensation on the before tax basis. The contributions will be invested in the Moderate Premixed Portfolio unless the participants choose another investment or any combination of investment options available under the Plan. The participants will have the option to stop or change their contributions and investment options at any time after the initial enrollment.

HALLIBURTON RETIREMENT AND SAVINGS PLAN
EIN: 75-2677995
PLAN #: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b)	(c)	(d)	(e)
Description of investments,
	Identity of issue,	including maturity date, rate
	borrower, lessor	of interest, collateral, par		Current
	or similar party	or maturity value	Cost	value
*	State Street Bank and	SSBTC short term investment fund
	Trust Company		**	$150,788

*	Halliburton Company	Investment in net assets of Halliburton
	Employee Benefit	Company Employee Benefit
	Master Trust	Master Trust	**	3,166,315,912

*	Participant Loans	Loans issued at interest rates between
5.0% and 11.5% with various
		maturities	**	54,646,474

$3,221,113,174

*Column (a) indicates each identified person/entity known to be a party-in-interest.

**Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Halliburton Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 6, 2006

By: /s/ Michele Mastrean
Michele Mastrean, Chairperson of the
Halliburton Company Benefits Committee